Exhibit 99.1

Ohmyhome Ltd. Announces Acquisition of Simply Sakal, a Leading Singapore Tech-Enabled Property Management Company, Creating Property “Super App”

●	Strategic transaction creates an industry leading one-stop-shop property “Super App”
●	Enhances Ohmyhome’s comprehensive technology and service offering to end-customers around buying, selling, renovating, and managing properties
●	Transaction is expected to be accretive to Ohmyhome’s revenue growth and earnings in 2024, the first full year after its close, and lead to a positive EBITDA in 2025 upon the realization of the synergies

Singapore, October 11, 2023 — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”, “the Company”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, announces the acquisition of Simply Sakal Pte. Ltd (“Simply”), a leading tech-enabled property management company in Singapore, by Ohmyhome (BVI) Limited, a wholly owned subsidiary of Ohmyhome. Ohmyhome acquired a 100% interest in Simply for a consideration of approximately S$4.7 million (approximately US$ 3.5 million) via a combination of cash and stock.

“This strategic acquisition creates a premier one-stop-shop property solution for customers in Southeast Asia like none other. It is in line with Ohmyhome’s growth strategy of expanding service offerings, and it accelerates Ohmyhome’s vision of becoming a Super App for properties.” Said Rhonda Wong, CEO and Co-Founder of Ohmyhome, “Simply opens doors to a wider user base in Singapore’s private residential segment starting with 5,800 residential units. Revenue per transaction in the private market is significantly larger than in the HDB market, and therefore is accretive to revenue and adds to the company’s path to profitability.”

In Singapore, over 400,000 families reside in condominiums and executive condominiums (ECs), and approximately 40,000 more units are set to be completed in the coming years. These residents frequently engage with their condominium’s property management company for various services, such as facility bookings, guest registration, and approvals for moving and renovations. Currently, these processes rely heavily on paperwork and manual labor, resulting in inefficient communication and service delivery. With the fragmented state of the property management industry in Singapore and Southeast Asia, there is a need for an elevated experience for both managing agents and residents living in condominiums. With recurring monthly fees, residents expect a service standard that aligns with their modern lifestyles, and Ohmyhome aims to address these concerns effectively.

Residents in around 6,000 units managed by Simply in Singapore will be able to access Ohmyhome’s latest homeowner dashboard, Homer AI, for quality information and content on their home value and latest property trends, as well as Ohmyhome’s quality services such as brokerage, renovation, cleaning, and handyman services directly on their fingertips. The expanded service offering and strong vertical integration will create more value to Simply’s current and future customers and accelerate the expansion of Ohmyhome user base. The company’s preliminary estimate of potential synergies resulting from the transaction is S$9 million in the first year and positive EBITDA in the second year, mainly driven by aggressive growth plans and cost optimisation of operational efficiencies.

“We are very excited to be a part of the Ohmyhome family,” Kenneth Chong, CEO of Simply Sakal continued. “Our companies are aligned in the vision of providing the best experience to homeowners by ensuring that all services surrounding their homes from the transaction to the maintenance are all provided at their fingertips, reshaping the way they experience their homes. By combining our strengths, Ohmyhome and Simply will be able to create a comprehensive offering for homeowners and home seekers and serve them for a lifetime.”

Following the acquisition, Simply will also be rebranded as Ohmyhome Property Management subject to requisite notice and approvals.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Today, Ohmyhome is the first Singaporean company listed in the US in 2023 and the first women-only founded Proptech company listed in the US.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

About Simply

Simply Sakal Pte. Ltd. (“Simply”) is a leading technology managing agent serving Management Corporation Strata Titles (“MCSTs”) with a platform that focuses on work force productivity as well as capturing data and records for decision making. Since its launch in 2020, Simply has secured over 20 condominium projects and has close to 6,000 units under management.

For more information, visit: https://simplysakal.asia/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

Investor Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 11th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit the Investor Relation Website: ir.ohmyhome.com